Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended
June 30, 2013
Earnings:
Loss before income and mining tax and other items (1)	$(2,085)
Adjustments:
Fixed charges added to earnings	143
Amortization of capitalized interest	13

$(1,929)

Fixed Charges:
Net interest expense (2)	$135
Portion of rental expense representative of interest	8

Fixed charges added to earnings	143
Capitalized interest	60

$203

Ratio of earnings to fixed charges	(9.5)

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.